Exhibit 99.1
ADI’s Proposed Stock Option Exchange Program
Employee Q&A
The following Q&A is comprised of questions that employees have submitted to the Stock Option Exchange mailbox (stockoptionexchangeinfo@analog.com). When applicable, this document is updated on a weekly basis and new questions are added. On occasion, changes to previously posted answers are made in order to provide further clarification. In these instances, we have added a new question but referred back to the previous answer where the clarification has been provided.
Thursday, June 04, 2009
1. What is ADI’s proposed Stock Option Exchange Program?
ADI sought shareholder approval for a proposed Stock Option Exchange Program which is a voluntary, one-time opportunity for eligible employees to exchange certain past stock option awards with an exercise price significantly higher than the current market price of our common stock (known as “underwater” options) for a fewer number of new stock options at the then current market price. The number of new stock options will be determined using exchange ratios designed to yield new stock options with a value approximately equal to the stock options that are exchanged. Our shareholders approved the program at a special meeting held on July 20, 2009.
2. What is the purpose of the Stock Option Exchange Program?
The price of our common stock, along with that of other technology companies, has been significantly affected by the worldwide economic downturn.  As a result, many of our employees hold a significant number of stock options, granted to them as part of ADI’s compensation plan, that are underwater.  These stock options have not delivered the value to our employees that we intended to provide at the time the options were granted. If approved by shareholders, this stock option exchange proposal will allow us to address this concern and increase the motivational and retention value of our stock program. ADI stock options constitute a key component of our total compensation program, encouraging our employees to think and act like owners of the business, motivating them to work toward the Company’s success and rewarding their contributions by allowing them to benefit from increases in our stock value.
3. Why is Analog submitting the Stock Option Exchange Program for stockholder approval?
We asked our shareholders to approve the proposed Stock Option Exchange Program in order to satisfy the terms of our stock plans and NYSE rules, and as a matter of good corporate governance.  We held a special shareholder meeting on July 20, 2009, where our shareholders approved the program.  We cannot proceed with this proposal if we do not receive shareholder approval.
4. Will ADI benefit from the proposed Stock Option Exchange Program?
Yes. The Stock Option Exchange Program allows ADI to replace stock options that have little or no retention or incentive value with stock options that we believe will provide both retention and incentive value without creating significant additional compensation expense.
5. Will this proposed Stock Option Exchange Program increase costs to ADI?
We do not expect the Stock Option Exchange Program to result in a significant increase in costs to ADI.
6. Who will be eligible to participate in the Stock Option Exchange Program?
We anticipate that the Stock Option Exchange Program will be open to all active employees who hold eligible stock option grants other than our “named executive officers” as described below, in the answer to the next question. Although we intend to include all eligible employees, ADI may have to exclude eligible employees in certain locations outside the US if, for any reason, we find that their participation would have tax, regulatory or other implications that are inconsistent with our compensation policies and practices.
7. Will ADI’s executive leadership participate in the Stock Option Exchange Program?
Members of ADI’s Board of Directors and ADI’s “named executive officers” (our CEO, chief financial officer,

and other three highest paid executive officers) as listed in our most recent proxy statement will not be eligible to participate in the Stock Option Exchange Program.
8. Are former employees who recently left ADI eligible to participate in the Stock Option Exchange Program?
No, only active employees on the date the offer to exchange begins are eligible to participate in the Program.  Employees also must remain employed by Analog through the grant date of the new options in order to exchange their options.
9. When will the Stock Option Exchange Program begin, if our shareholders approve it?
If shareholders approve the proposed Stock Option Exchange Program at our special shareholder meeting currently planned for July 20, 2009, we expect to commence the Stock Option Exchange Program in late August (but in no event more than 12 months after we receive shareholder approval). The actual launch date of the program will be communicated to employees in advance of the program’s commencement.  From the time the Stock Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options. New stock option grants will be issued shortly after the close of the Stock Option Exchange Program which we currently anticipate to be in late September 2009.  However, even if shareholder approval is obtained, ADI’s Board of Directors retains the authority, in its sole discretion, to determine not to implement the Stock Option Exchange Program or to modify its terms.
10. What stock options will be eligible for exchange under the Stock Option Exchange Program?
To be eligible for exchange, a stock option grant will have to meet two basic criteria.  It must:
(a) be significantly underwater which is commonly defined as having an exercise price above the highest price ADI stock has traded at ($30.68) over the 52 weeks immediately preceding the date the Stock Option Exchange Program begins,
and
(b) have a grant date from November 10th 2000 through December 31st 2007.
11. If I participate in the Stock Option Exchange Program, how will the number of new stock options I receive be determined?
Eligible stock options will be exchanged for a smaller number of stock options with a lower exercise price.  The number of new stock options will be determined by dividing the number of old stock options by the specific exchange ratio applicable to that old stock option as more fully described in the answer to the next question. ADI will use a commonly accepted stock option valuation model to determine the actual exchange ratios to calculate the number of options granted in a new stock option grant. The exchange ratios will be designed to result in a fair value of the new stock option grant that is approximately equal to the fair value of the stock options that are exchanged. The actual exchange ratios will be determined shortly before the commencement of the Stock Option Exchange Program and communicated to employees in materials distributed at that time.
12. Can you provide me with an example of how the exchange ratios work?
The exchange ratio is based on the relationship between the current value of the original stock options held by the eligible employee and the value of the new stock options that will be granted in exchange.  It is calculated by dividing the value of the new stock option by the value of the original stock option that is to be exchanged with both values determined shortly before the commencement of the program.
The value of the original stock options is determined by such factors as the original grant price (the higher the exercise price, the less valuable the option), the year the stock option was granted (the older the stock option, the less time for it to appreciate making it less valuable), and the volatility of our stock (more stable stocks are less likely to show significant appreciation and are therefore less valuable).  These same factors are also applied to the new stock options.  The valuation is subject to US accounting standards which define how all companies report the associated expense of the option grants.

The table below shows how these standards could apply to stock options that might be eligible for exchange in Analog’s program. The older stock options with a higher exercise price are less valuable, meaning you will need to exchange more of them for each new stock option granted. The table below reflects the current assumptions used in our proposal to shareholders and will likely change once we apply the final factors in effect at the time we launch the Stock Option Exchange Program.

Option Grant
Date	Strike Price	Exchange Ratio
Nov 10, 2000 – Sept 28, 2003	$50.00+ $42.00-$49.99 $30.68-$41.99	70:1 24:1 4.5:1
Sept 29, 2003 – Sept 15, 2006	$45.00 + $30.68-$44.99	3.5:1 2:1
Sept 16, 2006 – Dec 31, 2007	$30.68 +	1.5:1
The exchange ratios will be applied on a grant-by-grant basis based on where your respective stock options fit in the above table.
13. Why isn’t the exchange ratio 1-to-1 for all eligible stock options?
As described above, underwater stock options have less value than the “at the money” new stock options that will be granted in the Stock Option Exchange Program; therefore, more underwater stock options are required to equal the fair value of one new stock option.
14. What will be the exercise price of the replacement stock options?
The new stock option grant will be granted with an exercise price equal to the closing price of ADI’s stock on the new stock option grant date (which will be shortly after the close of the Stock Option Exchange Program) as reported on the New York Stock Exchange (NYSE).
15. Isn’t this just the same as re-pricing employees’ stock options?
No. Under the terms of this program, employees who choose to give up their eligible stock option grants will receive a lesser number of new ones in exchange. These new stock options will also have a new vesting schedule and a new “term,” meaning the length of time before the option expires, or the lifespan of the option.
16. What is the vesting schedule and term for the new stock option grants?
The new stock option awards will have a new vesting period that will require employees to continue their employment with us in order to realize the benefit of the new awards regardless of whether the eligible options were already partially or fully vested. As a result, eligible employees will have to continue their employment with us for one to three years in order to realize any benefit from the new options. Except where prohibited by local law, new options that are not vested at termination of employment will be forfeited. The new options will also have a new contractual term meaning the length of time before the option expires, or the lifespan of the option. So, in the table below, a December 2000 option would be exchanged for a new option after the close of the Stock Option Exchange Program (currently expected to be late September 2009). That new option would vest in late September 2010 and expire in late September 2011.

Option Grant
Date	New Vesting Schedule	New Term
Nov 10, 2000 – Sept 28, 2003	1 year (100%)	2 years
Sept 29, 2003 – Sept 15, 2006	3 years (33.3% per year)	5 years
Sept 16, 2006 – Dec 31, 2007	3 years (33.3% per year)	7 years
17. If I elect to participate, when will I receive my new stock option grant?
The new stock option grant date will be as soon as is practicable after the close of the Stock Option Exchange Program. The new stock options will appear in your Fidelity account within 14 business days after the grant date.
18. Do I have to participate in the Stock Option Exchange Program?
No. Participation in the Stock Option Exchange Program is completely voluntary. If you choose not to participate, you will keep all of your current outstanding stock options, including stock options eligible for the Stock Option Exchange Program, and you will not receive a new stock option grant as part of this program. No changes will be made to the terms of your current stock options if you decide not to participate.
19. If I choose to participate in the Stock Option Exchange Program, do I have to exchange all of my eligible stock option grants?
No. Under the Stock Option Exchange Program, you will be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others. But if you elect to exchange any stock options within a particular grant, you must exchange all the stock options in that grant. You will not be able to exchange only a portion of a single grant.
20. What if after the exchange ratios are applied, I am eligible to receive a relatively small number of new stock options?
The exchange ratios will be applied to each individual old stock option you elect to exchange. If after applying the exchange ratio to a particular old stock option it results in you receiving fewer than 100 new stock options per grant, those old stock options will be exchanged for a cash value equivalent to the approximate fair value of the new stock options you would have received, as measured just prior to the start of the exchange. A new option will not be awarded in exchange for that option. The amount of the cash payment will be equal to the number of shares that the old option was exchangeable into (based on the applicable exchange ratio), multiplied by an amount that approximates the Black-Scholes fair value of one option for a share of our common stock as of a date just prior to the start of the exchange program. We do not expect you to know how to calculate the Black-Scholes fair value. When we launch the program, you will be directed to a dedicated exchange program website where you can look at your eligible options and see what you would receive in the exchange if you elected to participate, including exactly how much cash (if any) you would receive. You will be able to see all of this information before you determine whether or not to participate.
21. If I elect to participate and my election results in an exchange for cash, when would I receive the cash payment?
We will make the cash payments promptly after the expiration of the Stock Option Exchange Program, currently expected to be in late September.
22. Will I be required to give up all of my rights to any original stock option that I choose to exchange under the Stock Option Exchange Program?
Yes. The stock options you surrender in exchange for new stock options in the Stock Option Exchange Program will be cancelled and you will no longer have any rights under those surrendered stock options.
23. Does ADI recommend that eligible employees participate in the Stock Option Exchange Program, if approved?

ADI cannot advise you as to whether or not you should participate in the Stock Option Exchange Program, if approved.  Your participation is completely voluntary and you should seek your own financial planning advice.
24. What are the next steps in the proposed Stock Option Exchange Program?
There is no action required by employees at this time.  Below is the expected timeline of key events for the program:
July 20th: Special Shareholder Meeting

July 21st: Communicate outcome of the Shareholder Meeting to employees

Late August: Planned commencement of the Stock Option Exchange Program
•	Comprehensive set of information provided to employees, including a statement of eligible stock options

•	Education materials, which will help employees decide whether or not to participate in the program, will be provided to employees
Late September: Planned conclusion of the Stock Option Exchange Program and granting of new stock options and initiation of cash payments, where applicable
25. Where can I go if I have additional questions about the Stock Option Exchange Program?
You can find the answers to most of your questions on the Stock Option Exchange Program page on Stock Option Exchange Program page on Signals (Home>Knowledge Centers>HR>ADI Stock Option Exchange Program).  This site will be updated weekly with answers to additional questions we receive from employees.
You also can read our proxy statement that we filed with the SEC on June 18, 2009 at www.sec.gov or on the investor relations portion of our website at investor.analog.com
If you have other questions, please send them to stockoptionexchangeinfo@analog.com.  Employees without email access may call 6585-3500 to have their questions submitted to this email box.   Each Friday, the Signals site will be updated with the latest questions and answers.
Friday, June 12, 2009
26. Why are you excluding grants prior to November 10, 2000 and grants after December 31, 2007?
The Stock Option Exchange Program requires shareholder approval. Shareholders are less likely to support a program that includes stock options that have a relatively short period of time before they expire. Therefore, in an effort to maximize shareholder support, we excluded all stock options with grant dates prior to our November 10, 2000 on-cycle grant. This grant represents the first on-cycle grant date with an expiration date more than one year from the exchange date. In addition, shareholders are less likely to support a program that includes stock options that have been granted relatively recently because those options, while currently underwater, have a longer period of time to appreciate in value because they have a longer period of time before they expire. As a result, in an effort to maximize shareholder support, we excluded all stock options with grant dates after December 31, 2007.
27. What if I elect to exchange my original options and retire prior to the new stock options vesting?
Analog introduced a retirement provision beginning with the November 10, 2000 grant, which provided that all, or some portion of, options whether exercisable or not on the date of the employee’s departure would continue to vest and be exercisable over the remaining term of the option. You should review your stock option agreement to determine if your grant included this retirement provision. This retirement provision was modified for most options granted after September 2006. If you elect to exchange any original options granted between November 10, 2000 and September 4, 2006, your new option will include the current 2006 retirement provision, which is different than the retirement provision in the original grant. For your information, unless prohibited by law, the following reflects the 2006 retirement provision that will be included in the new option grants:

“If the Optionee’s employment with the Company or one of its subsidiaries terminates by reason of the retirement of the Optionee after attaining age 60, the Option shall terminate on the date of such retirement, but any Option Shares that are exercisable on the date of such retirement shall continue to be exercisable over the remaining term of the Option; provided that all then-exercisable Option Shares held by such Optionee shall immediately cease to be exercisable in the event that such Optionee becomes an employee of any competitor of the Company or one of its subsidiaries (as determined in the sole discretion of the Company).”
Thus, the 2006 retirement provision results in the forfeiture of the unvested portion of your options at the time of your retirement.
28. What if I expect to leave Analog sometime in the near future?
First, in order to participate in the Stock Option Exchange Program you must be an Analog employee both on the date the Stock Option Exchange Program launches and on the date the new options are granted (currently expected to be late September). If you elect to exchange your options but leave Analog before the new option grant date, your election will be cancelled and you will keep your old options. Second, all new stock option awards will have a new vesting period that will require employees to continue their employment with us in order to realize the benefit of the new awards regardless of whether the old options were already partially or fully vested. The minimum new vesting period is one year. As a result, eligible employees will have to continue their employment with us for at least one year to realize any benefit from the new options. Except where prohibited by local law, new options that are not vested when you leave Analog will be forfeited. If your exchange results in a cash payment, you must be employed on the new option grant date to be entitled to receive the payment. If you leave Analog after the new option grant date but before the cash payments are made, you will still be entitled to receive that cash payment.
Friday, July 17, 2009
29. Are there any country-specific aspects to the Stock Option Exchange Program that I should be aware of?
Yes. If you are subject to the laws of a country outside of the United States, there may be tax, social insurance or other rules that apply to your participation in the Stock Option Exchange Program. For example, if you are subject to the laws of France, Israel or Belgium, different vesting schedules will apply to the new options you receive in the Stock Option Exchange Program. When the program launches, you will receive a supplement to the Exchange Program documents that is specific to your country. This supplement will describe the tax issues, vesting conditions and other terms and conditions of the Exchange Program that are required by the laws of your country. You should read this supplement carefully.
30. When you say the new options are subject to a new “contractual term,” what do you mean?
Please see revised Question 16.
31. If my exchange results in a cash payment, when would I receive that cash?
Please see new Question 21.
32. How would my participation in the Stock Option Exchange Program (including my receipt of new options or cash) be impacted if I am laid off or resign from Analog?
Please see revised Question 28.
Friday, July 24, 2009
33. Did the stockholders approve our Stock Option Exchange Program?
Yes. Our stockholders approved the program on Monday, July 20, 2009. Please see revised Questions 1 and 3.

34. If my exchange results in a cash payment, how will I know exactly how much cash I will be receiving? I understand it’s based on the Black-Scholes valuation model, but I don’t know how to calculate that.
Please see revised Question 20.
35. How long will the Stock Option Exchange Program be open for participation?
We currently expect to launch the program on Friday, August 28, 2009 and close it on Friday, September 25, 2009. We currently expect that the new options will be granted and the cash payment process will be initiated on Monday, September 28, 2009.
36. What if I plan to be out of the office that entire time? Can you send me the materials in advance?
The materials will be emailed to all employees on August 28, 2009 and distributed as a hard copy shortly thereafter. We cannot send you the materials before August 28 because the exchange ratios will not be set until that time. All exchange elections must be made online and you will be able to make your election (if you decide you wish to participate) from any computer anywhere in the world. You do not have to be in the office to view your eligible options or make an election.
37. If the program closes on September 25, 2009 but the new options are not priced until they are granted on September 28, 2009, does this mean we have to make a decision about whether we want to participate before knowing the price?
Yes. Our stock option plan requires that the exercise price of any stock options must be at least equal to the fair market value of the shares on the date of grant. The shares cannot be granted until we know if you wish to participate, so there is no way to predict what the exercise price of the new options will be. We recommend that you obtain current market quotations for our common stock during the offer period before deciding whether to exchange your old options. You may obtain the current trading price of our stock at www.nyse.com. Just enter “ADI” in the “Get Quote” box at the top of the screen. In addition, when you log onto the dedicated exchange program website, there will be a modeling tool that allows you to enter what you think the new option grant price will be, and see how that would affect the number of new options (or cash) you would receive.
*****
The Stock Option Exchange Program has not yet started.  We will file a Tender Offer Statement on
Schedule TO with the Securities and Exchange Commission when we launch the program.  If you are eligible to participate, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the program.  You will be able to obtain the written materials described above and other documents we file with the
SEC free of charge from the SEC’s website at www.sec.gov or by sending a request to: Analog
Devices, Inc. One Technology Way, Norwood, MA 02062; Attention: Investor Relations.